May 18, 2007

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-7010

RE: Lighting Science Group Corporation, Inc.
Registration Statement on Form SB-2
Filed April 11, 2007
File No. 333-142018

Dear Ladies and Gentlemen:

On behalf of our client, Lighting Science Group Corporation (the “Corporation”), we submit the following responses to the letter dated May 4, 2007 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Corporation’s Registration Statement on Form SB-2 (the “Registration Statement”). For your convenience, we are also sending to each of Peggy A. Fisher and Donald C. Hunt a copy of this letter. Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, the Corporation.
We respectfully request that the Staff provide any further comments at its earliest convenience.

Fee Table

1.
We note that you have registered a significant amount of securities in the past for resale by many of the same selling shareholders. Given the nature and size of those transactions and the transactions you are currently registering, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:

Under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed basis in the future, as long as the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The shares being registered pursuant to the Registration Statement are not on behalf of the Corporation, but rather on behalf of the named selling stockholders, none of which is a subsidiary of the Corporation, or of which the Corporation is a subsidiary. Therefore, the Corporation respectfully submits that its registration of the resale of 46,666,428 shares in the Registration Statement is in compliance with Rule 415(a)(1)(i). The Corporation also respectfully submits that the registration of the resale of these shares does not constitute an indirect primary offering by the Corporation.

The Corporation wishes to register the resale of 46,666,428 shares of its common stock (the “Common Stock Offering”), representing shares, and shares underlying warrants, purchased by the selling stockholders pursuant to a Securities Purchase Agreement dated as of March 9, 2007 (the “Securities Purchase Agreement”). The terms of the Securities Purchase Agreement, including the registration rights granted to the selling stockholders, were fully negotiated at arms’ length by the parties and their counsel. The $0.30 per share purchase price paid by the selling stockholders is $0.02 per share less than the closing bid price of the Corporation’s common stock on March 8, 2007, as reported by the Over-the-Counter Bulletin Board. Because there is not a public market for the warrants issued pursuant to the Securities Purchase Agreement, it is not possible to definitively ascertain their value. We do believe, however, any accurate quantification of their value would reveal that the selling stockholders’ allocation of the purchase price of the shares would be at a discount that is far greater than any discount that an underwriter would charge (or that would be permissible as underwriter compensation by the National Association of Securities Dealers). It is also noteworthy that the warrants issued pursuant to the Securities Purchase Agreement have a fixed exercise price that is not tied to the trading price of the Corporation’s stock. Each of the selling stockholders paid cash for the shares and warrants purchased under the Securities Purchase Agreement, and since the date of purchase, each of the selling stockholders has been subject to the full economic and market risks of ownership, with no assurance of the ability to sell the shares, either in a liquid market, or at all.

The Common Stock Offering is a discrete offering independent of the Corporation’s offering of 6% convertible preferred stock on May 12, 2005 (the “Preferred Stock Offering”). In conjunction with the Preferred Stock Offering, the Corporation sold 2,260,966 shares of 6% convertible preferred stock (the “Preferred Stock”) and warrants to purchase 6,782,889 shares of the Corporation’s common stock (the “2005 Warrants”). Pursuant to the Preferred Stock Offering, the Corporation filed a registration statement covering resales of the common stock underlying the Preferred Stock and the 2005 Warrants and the shares of common stock held by certain unaffiliated stockholders of the Corporation who executed lock-up agreements to facilitate the Preferred Stock Offering. Additionally, the Corporation filed a registration statement covering resales of the common stock issuable in lieu of a cash dividend to the holders of Preferred Stock. The Preferred Stock Offering was conducted approximately two years ago and involved a different placement agent and the issuance of Preferred Stock and 2005 Warrants. Furthermore, only 12% of the interest in the Common Stock Offering was purchased by investors in the Preferred Stock Offering. For these reasons, the Corporation respectfully submits that the Preferred Stock Offering is unrelated to the Common Stock Offering and is not germane to the availability of Rule 415(a)(1)(i) for the Common Stock Offering.

Of the 21 selling stockholders in the Common Stock Offering, none has reported that it beneficially owns, nor is proposing to sell, more than 13.0% of the Corporation’s issued and outstanding common stock. In fact, only one of the selling stockholders beneficially owns more than 10% of the Corporation’s issued and outstanding common stock. The selling stockholders have each represented that they are able to bear the economic risk of their investment in the Corporation, and to the Corporation’s knowledge, none of them is in the business of underwriting securities. Further, none of the selling stockholders has agreed to sell shares on behalf of the Corporation or otherwise agreed to act as an underwriter with respect to such shares. The Corporation further notes that no issuance of shares covered by the Registration Statement was conditioned on the prior effectiveness of a registration statement or otherwise on any selling stockholder’s ability to resell the underlying shares.

None of the selling stockholders had any prior relationship to the Corporation except for: (a) Xerion Partners II Master Fund Limited, a participant in the Preferred Stock Offering that purchased 78,125 shares of Preferred Stock for $250,000 (approximately 3% of the Preferred Stock Offering); (b) Jerome Hill, a participant in the Preferred Stock Offering that purchased 18,750 shares of Preferred Stock for $60,000 (less than 1% of the Preferred Stock Offering) and also a guarantor of $100,000 of the Corporation’s line of credit (approximately 4% of the total amount guaranteed) with one of its lenders pursuant to which Jerome Hill received 100,000 shares of common stock and warrants to purchase up to 250,000 shares of common stock; and (c) the Cole William Snadon Trust, a participant in the Preferred Stock Offering that purchased 7,813 shares of Preferred Stock for $25,000 (less than 1% of the Preferred Stock Offering). The Cole William Snadon Trust is a trust established for the benefit of Cole William Snadon, the son of Daryl Snadon. Daryl Snadon is a director of the Corporation, but because Cole Snadon does not live in the same household as Daryl Snadon and is not a minor, Daryl Snadon does not claim beneficial ownership of Cole Snadon’s interest in the Corporation. In any event, these are not material relationships and no sales by such persons would be in an underwriting capacity or as a conduit on behalf of the Corporation. Given the breadth of holdings of the selling stockholders, and the limited affiliation among the selling stockholders and with the Corporation, none of the selling stockholders exerts control over the market for the Corporation’s common stock, and accordingly, does not possess the ability to dictate the market for the Corporation’s common stock.

Considering the totality of the circumstances surrounding the Corporation’s issuance of the common stock to be registered (or securities upon exercise of which shares of common stock are to be issued), including application of the factors identified by the Division of Corporation Finance in its Manual of Publicly Available Telephone Interpretations, Section D, Interpretation Number 29, as ones it considers in determining whether a secondary offering is in substance an indirect primary offering by an issuer, the registration of the shares in the Common Stock Offering complies with Rule 415(a)(1)(i). For the reasons stated herein, the Corporation respectfully submits that its registration of the resale of 46,666,428 shares in the Registration Statement is in compliance with Rule 415(a)(1)(i).

Exhibit 24.1

2.	Please file a dated, executed power of attorney.

Response:

In Amendment No. 1 to the Registration Statement filed of even date herewith, Lighting Science Group has filed a dated, executed power of attorney in accordance with this comment.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Gregory R. Samuel, Esq. at (214) 651-5645.

Very truly yours,

/s/ Gregory R. Samuel

Gregory R. Samuel
(214) 651-5645
Greg.Samuel@haynesboone.com

cc: Donald C. Hunt
Peggy A. Fisher
Ronald E. Lusk
Stephen A. Hamilton